November 18, 2005

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Petróleos Mexicanos
Amendment No. 1 to Form 20-F for
Fiscal Year Ended December 31, 2004
Filed October 17, 2005, File No. 0-00099

Dear Mr. Schwall:

In response to the oral comments of November 18, 2005, from the staff of the Securities and Exchange Commission to the letter dated November 10, 2005 (the “Response Letter”), filed on behalf of Petróleos Mexicanos and in respect of Petróleos Mexicanos’ Amendment No. 1 to its Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F/A”), which was filed with the Securities and Exchange Commission on October 17, 2005, Petróleos Mexicanos proposes certain additional revisions to the disclosure in Item 15 to its Form 20-F/A.

Based on the responses set forth in the Response Letter and the revised disclosure below, Petróleos Mexicanos will file an amendment to the Form 20-F/A (“Amendment No. 2”). The revised language to be included under Item 15 in Amendment No. 2 is as follows:

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of the disclosure controls and procedures, including

H. Roger Schwall, Esq., p. 2

the possibility of human error and the procedures circumvention or overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon, and as of the date of, our evaluation, our Director General and our Chief Financial Officer concluded in our annual report on Form 20-F for the fiscal year ended December 31, 2004 filed on June 30, 2005 (the “Annual Report”) that our disclosure controls and procedures as of December 31, 2004, were effective at that time. Subsequent to the filing of the Annual Report, we identified a material weakness in our internal control over financial reporting, as discussed below. Due to this material weakness, we reevaluated our disclosures controls and procedures and, based on that evaluation, our Director General and our Chief Financial Officer have concluded that our disclosures controls and procedures as of December 31, 2004 were not effective. We therefore performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with Mexican GAAP. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

There has been no change over our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Subsequent to the filing of the Annual Report, Petróleos Mexicanos identified and corrected certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating financial information for the three years ended December 31, 2004, 2003 and 2002 as presented in Notes 20 and 21 to our consolidated financial statements. None of these corrections, which are described in greater detail in Notes 20 and 21, had an impact on the consolidated financial information presented in our consolidated financial statements. We recognize that the inadvertent errors that caused the need for the corrections described above represent a material weakness in our internal control over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements. During 2005, we have made and continue to make changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, including the implementation of measures designed to prevent the inadvertent errors described above and measures to improve our internal control over financial reporting as part of our effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. We believe that certain of these measures, undertaken to ensure the quality of the information and modifications to our internal control processes, including upgrading our information technologies through automation of our consolidation system, will improve our ability to prepare the Mexican GAAP financial information presented in Notes 20 and 21 to our consolidated financial statements.

H. Roger Schwall, Esq., p. 3

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If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (212) 225-2716 or Wanda J. Olson at (212) 225-2730.

Very truly yours,

/s/ Mary Connell Grubb
Mary Connell Grubb

cc:	Mr. James Murphy

Ms. Jill Davis

Mr. Kevin Stertzel

Securities and Exchange Commission

Mr. Juan José Suárez Coppel

Mr. Víctor Cámara

Mr. Ricardo Fernández

Ms. Celina Torres

Mr. Enrique Díaz

Mr. Ernesto Balcázar

Petróleos Mexicanos

Ms. Wanda J. Olson

Ms. Yasmin Mehrain

Ms. Grant Binder

Cleary Gottlieb Steen & Hamilton LLP